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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2003

                     Electrochemical Industries (1952) Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                               -------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Yes   X     No
          ---        ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
          ---        ---

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

                  Item                              Filing/Distribution Date
-----------------------------------------        -------------------------------
1. Immediate Report filed with the
   Tel-Aviv Stock Exchange                             July 10, 2003
2. Immediate   Report   filed  with  the
   Tel-Aviv Stock Exchange                             July 10, 2003

                                       ITEM 1

                                                Date: July 10, 2003

Messrs.                      Messrs.                      Messers.
Securities Authority         Tel Aviv Stock Exchange      Registrar of Companies
22 Kanfei Nesharim Street    54 Echad Ha'am Street        97 Jaffa Street
Jerusalem 95464              Tel Aviv                     Jerusalem
---------------              --------                     ---------



                              RE: IMMEDIATE REPORT
                                  ----------------

The company hereby reports that yesterday (July 9, 2003) a discussion was held at the Haifa District Court regarding the petition for Stay of Proceedings submitted by the company, and the company's employees and the New General Histadrut, following the court order for Stay of Proceedings issued against the company on July 7, 2003.

In the above discussion, the nomination of Adv. Tzuriel Lavi and Gabi Trabelsi, CPA as the trustee during the period of Stay of Proceeding was ratified, and they were granted supportive authorities in order to enable them to execute their post.



                                                          Sincerely yours,

                                                          Yair Kohavi, Adv.
                                                          Corporate Secretary


Contact:  Adv. Yair Kohavi, Corporate Secretary,
          Tel: 972-4-9851497, Fax: 972-4-9815797

                                     ITEM 2

                                                Date: July 10, 2003

Messrs.                      Messrs.                      Messers.
Securities Authority         Tel Aviv Stock Exchange      Registrar of Companies
22 Kanfei Nesharim  Street   54 Echad Ha'am Street        97 Jaffa Street
Jerusalem 95464              Tel Aviv                     Jerusalem
---------------              --------                     ---------



                              RE: IMMEDIATE REPORT
                                  ----------------


The company hereby reports that today it received the notification of the Trustee to Debentures (series 3, 4 and 5) regarding convening of extraordinary meetings of the above debentures on July 31, 2003, at 11:00, in the offices of Bank Discount Trust Company Ltd, 7 Shinkar Str., Herzelia Pituch.



                                                          Sincerely yours,

                                                          Yair Kohavi, Adv.
                                                          Corporate Secretary


Contact:  Adv. Yair Kohavi, Corporate Secretary,
          Tel: 972-4-9851497, Fax: 972-4-9815797

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.



                                          By:         /s/ Yair Kohavi
                                               ---------------------------------
                                                      Yair Kohavi, Adv.
                                                     Corporate Secretary


Date: July 10, 2003



               e-mail:Kohavi@eil.co.il P.O.B. 2357- Acco -- 24122
                  FAX -- 972 --4-9815797 TEL-972-4-9851497/585